UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 12)*
JANUS CAPITAL GROUP INC.
(Name of Issuer)
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
47102X105
(CUSIP Number)
Taku Murakawa General Manager, Actuarial and Accounting Unit Dai-ichi Life Holdings, Inc. 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

This Amendment No. 12 (this “Amendment No. 12”) amends the Schedule 13D that was filed on August 17, 2012 (as amended by Amendment No. 1 filed on August 29, 2012, Amendment No. 2 filed on September 18, 2012, Amendment No. 3 filed on September 25, 2012, Amendment No. 4 filed on October 1, 2012, Amendment No. 5 filed on October 12, 2012, Amendment No. 6 filed on November 5, 2012, Amendment No. 7 filed on November 13, 2012, Amendment No. 8 filed on November 16, 2012, Amendment No. 9 filed on November 28, 2012 and Amendment No. 10 filed on December 4, 2012 and Amendment No. 11 filed on January 22, 2013, the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (formerly The Dai-ichi Life Insurance Company, Limited) (the “Investor”), relating to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 151 Detroit Street, Denver, Colorado 80206. Beginning on the date this Amendment No. 12 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 12. Only those items reported in this Amendment No. 12 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 12 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended by replacing the first paragraph thereof with the following:

This Statement is being filed by Dai-ichi Life Holdings, Inc. (previously named The Dai-ichi Life Insurance Company, Limited until October 1, 2016) (the “Investor”). The address of the principal business and principal office of the Investor is 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the last two paragraphs and adding the following to the end thereof:

On October 3, 2016, the Company and Henderson Group plc (“Henderson”) entered into a definitive agreement (“Merger Agreement”) for an all-stock merger of equals (the “Merger”) pursuant to which at the closing of the merger (the “Closing”) the Company shall become a wholly-owned subsidiary of Henderson and the Investor’s shares in the Company will be converted into shares of common stock of Henderson which will be renamed Janus Henderson (“New Company”). Subject to certain approvals, the common stock of New Company will be listed on the New York Stock Exchange as of the Closing.

On October 3, 2016, the Investor also entered into the Voting and Support Agreement (the “Voting Agreement”) with the Company and Henderson pursuant to which the Investor has agreed, among other things, to vote its shares in the Company in favor of the Merger. The Voting Agreement will terminate if, among other things, the Merger Agreement is terminated.

On October 3, 2016, the Investor entered into an Amended and Restated Investment and Strategic Cooperation Agreement (the “Amended Investment Agreement”) with the Company and Henderson. Pursuant to the terms of the Amended Investment Agreement, the terms and conditions of the Investment Agreement have been maintained subject to certain adjustments described herein. Prior to the Closing, the terms of the Amended Investment Agreement apply to the Company. From and after the Closing, under the Amended Investment Agreement, the rights and obligations of the Company become the rights and obligations of the New Company and the Investor’s rights and obligations with respect to the Company will become rights and obligations with respect to the New Company. If the Merger is not consummated, the terms of the Investment Agreement will be reinstated. After the Closing, the Investor’s minimum ownership percentage (the “Applicable Percentage”) in the New Company that is required to maintain various of Investor’s rights will be the percentage ownership held by the Investor in the New Company immediately after giving effect to the Merger, as reduced by certain subsequent dilution that results from issuances of shares of common stock by the New Company. The Investor’s rights that are subject to the maintenance of ownership of at least the Applicable Percentage include pre-emptive rights, board designation rights, and information rights with respect to the New Company. The Investor has agreed not to acquire more than 20% of the issued and outstanding shares of the shares of common stock of the New Company. After the Closing, the Investor will be required to invest up to $500,000,000 in additional investment products managed by one or more of the New Company’s affiliates. The transfer restrictions that were initially applicable under the Investment Agreement have been reinstated such that within three years of the date of the Amended Investment

Agreement the Investor cannot, without the New Company’s consent, transfer its shares of the common stock of the New Company, except for under limited circumstances. The Investor and the New Company have a termination right if the Investor’s ownership of the New Company drops below the Applicable Percentage for any consecutive five business day period. Commencing three years after the Closing, the Investor and the New Company will also have the right to terminate upon 90 days’ notice to the other party.

On October 3, 2016, the Investor entered into an Option Agreement (the “New Company Option Agreement”) with the Henderson pursuant to which Henderson has agreed, subject to the Closing, to grant to the Investor 20 conditional options, each to purchase 5,000,000 shares of common stock of the New Company with an exercise price of £2.9972 per share, which collectively give the Investor an option to purchase up to approximately 5% of New Company common stock. All of the options are conditioned on the Closing and 9 of the conditional options are also conditioned on the approval of the shareholders of Henderson. The options will be exercisable by the Investor following the closing of the Merger for a period measured as the two-year period ending on the 24-month anniversary of the date of the New Company Option Agreement. The aggregate consideration paid by the Investor to Henderson for entering into the New Company Option Agreement will be £19,778,800.00 payable at the Closing. The New Company Option Agreement will terminate if, among other things, the Merger Agreement or the Amended Investment Agreement is terminated.

The foregoing summaries of the Investment Agreement, the Option Agreement, the Voting Agreement, the Amended Investment Agreement and the New Company Option Agreement do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement, the Option Agreement, the Voting Agreement, the Amended Investment Agreement and the New Company Option Agreement, which are filed as Exhibits 1, 2, 3, 4 and 5 respectively, to this Statement and are incorporated herein by reference. Except as set forth in this Statement and in connection with the Investment Agreement, the Option Agreement, the Voting Agreement, the Amended Investment Agreement and the New Company Option Agreement, the Investor has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Investor may, at any time and from time to time, but subject to the terms and conditions of the Amended Investment Agreement, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Without limiting the generality of the foregoing sentence, subject to the terms and conditions of the Amended Investment Agreement, the Investor intends to review its holdings in the Company on a continuing basis and, depending upon the price and availability of the Company Common Stock, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby replaced by the following:

The information in Item 4 is incorporated herein by reference. Except for the Investment Agreement, the Option Agreement, the Voting Agreement, the Amended Investment Agreement and the New Company Option Agreement, to the best knowledge of the Investor, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following after Exhibit 2 in the table thereof:

3.

Voting and Support Agreement, by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc., dated as of October 3, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on October 3, 2016).

4.

Amended and Restated Investment and Strategic Cooperation Agreement by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc., dated as of October 3, 2016 (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed on October 3, 2016).

5.	Option Agreement, by and between Henderson Group plc and Dai-ichi Life Holdings, Inc., dated as of October 3, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: October 4, 2016	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Actuarial and Accounting Unit

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